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                                  Exhibit 3.1

Pursuant to vote of shareholders at the Southwest Bancorp, Inc. 1999 Annual Meeting, held May 27, 1999, Article V of the Amended and Restated Certificate of Incorporation of the Corporation was amended by amending and restating the first paragraph thereof to read in its entirety as follows:

     "The aggregate number of shares of all classes of capital stock which the Corporation has authority to issue is 22,000,000 of which 20,000,000 are to be shares of common stock, $1.00 par value per share, of which 1,000,000 are to be shares of serial preferred stock, $1.00 par value per share, and of which 1,000,000 shall be Class B serial preferred stock, $1.00 par value per share."